UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

DMC GLOBAL INC.
(Exact name of Registrant as specified in its charter)

Delaware	001-14775	84-0608431
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

11800 Ridge Parkway, Suite 300 Broomfield, Colorado	80021
(Address of principal executive offices)	(Zip Code)

Michelle Shepston
(303) 665-5700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and the requirements of Form SD (collectively, the “Conflict Minerals Rule”), a Conflict Minerals Report is provided as an Exhibit to this Form SD and is available on DMC Global Inc.'s website at http://www.dmcglobal.com/investors/governance. The information contained on our website is not incorporated by reference into this Form SD or the Conflict Minerals Report and should not be considered to be part of this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as an Exhibit to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the calendar year ended December 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DMC Global Inc.

Dated: May 25, 2023	By:	/s/ Michelle H. Shepston
Michelle H. Shepston
Executive Vice President & Chief Legal Officer